中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)252(JY)

19th July, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2004 JUL 20 P 4: 06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035662

PROCESSED
JUL 22 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 16th July, 2004 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

dw 7/21

Jason C.W. Yeung
Company Secretary
Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

The Standard
Date 19 JUL 2004

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(the "Company")
(Stock Code : 2388)

ANNOUNCEMENT REGARDING A PUBLIC RELEASE OF UNAUDITED FINANCIAL RESULTS OF BANK OF CHINA

SUMMARY

On 16th July, 2004, Bank of China (**"BOC"**) made a public release which included, among other things, the unaudited financial performance and results of BOC and its subsidiaries, including the Company (the **"BOC Group"**) for the period ended 30th June, 2004. BOC, being a state-owned commercial bank in the People's Republic of China (the **"PRC"**), is interested in approximately 66% of the issued shares of the Company. Certain extracts from the public release are set out below.

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED OR UNAUDITED FINANCIAL RESULTS OF THE COMPANY FOR THE PERIOD ENDED 30TH JUNE, 2004. THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE LISTING RULES.

On 16th July, 2004, BOC made a public release which included, among other things, the **unaudited** financial performance and results of the BOC Group for the period ended 30th June, 2004. BOC, being a state-owned commercial bank in the PRC, is interested in approximately 66% of the issued shares of the Company. The public release contained information including the **unaudited** pre-provision profit of the BOC Group as a whole and provided an overview of the operations of the BOC Group for the period ended 30th June, 2004. The public release can be downloaded from BOC's website at www.bank-of-china.com. Certain extracts from the public release (after minor editing changes) are set out below for the information of the shareholders of the Company.

"As at the end of June 2004, the Bank of China group ("the Bank") realized an operating profit of RMB32.855 billion, an increase of RMB4.556 billion or 16.1% compared to the same period in 2003. Net interest income accounting for a major source of income increased 14.1% compared to the same period in 2003. Intermediary business has maintained the business momentum and revenue generated from the intermediary business rose 40.4% compared to the same period in 2003. Of this increase, mainland organizations realized an operating profit of RMB24.827 billion, representing an increase of RMB4.86 billion or 24.3% compared to the same period in 2003. Overseas organizations realized an operating profit of US$970 million. Profit before tax recorded a substantial growth."

"As at the end of June 2004, the Bank's NPL balance was RMB114.889 billion. The NPL ratio stood at 5.46%, representing 10.82 percentage points lower than that in the beginning of this year. Of this balance, the NPL balance of mainland organisations accounted for RMB95.057 billion with the NPL ratio at 5.61%, representing 12.66 percentage points lower than that in the beginning of this year. The NPL balance of overseas organisations was US$2.396 billion. The NPL ratio of overseas organisations was 4.87%, representing 2.99 percentage points lower than that in the beginning of this year."

"As at the end of June 2004, total assets of the Bank amounted to RMB4,018.7 billion, an increase of RMB176.6 billion or 4.6% compared to the end of last year."

"The intermediary business of oversea organizations staged a robust growth. As at the end of June 2004, realized commission income was US$330 million, an increase of 26.9% compared to the same period in 2003."

GENERAL

The Company's shareholders and potential investors should note that all the figures contained in the public release are **unaudited** figures. Furthermore, the public release relates to the BOC Group as a whole, which has operations and investments in the PRC as well as other parts of the world (in addition to those in respect of the Company and its subsidiaries (the **"Group"**)). **Accordingly, figures and discussions contained in the public release should in no way be regarded as to provide any indication or assurance on the financial results of the Group for the period ended 30th June, 2004.**

The Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt of their investment position.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 16th July, 2004

As at the date hereof, the Board of Directors of the Company is comprised of the following Directors:

* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Ambassador YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Senior Adviser to the Board:
Mr. NEOH Anthony Francis